By EDGAR “CORRESP” Designation
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director
Berne, November 10, 2006
Dear Mr. Spirgel,
Reference is made to your letter, dated September 25, 2006 (the “Comment Letter”) setting forth comments of the staff of the Commission (the “Staff”) relating to the Form 20-F of Swisscom AG (“Swisscom”, or the “Company”) for the fiscal year ended December 31, 2005, filed on April 24, 2006. For the convenience of the Staff, the text of each of the Staff’s comments in the Comment Letter has been reproduced below and is followed by the corresponding Swisscom response.
Form 20-F for the fiscal year ended December 31, 2005
Item 3: Key Information, page 4
1.	We note your reference on pages 7 and 27 to “free access services”. Please tell us in more detail about the nature of these services, the costs associated with these services, and your accounting for these arrangements, if applicable.
Response:
Free access services relate to a free e-mail account that Swisscom offers to internet users. This offer is independent from any other of Swisscom’s services. Users who register for a free e-mail account do not need to purchase other services from Swisscom and access to the free e-mail account is possible through any available internet connection. Accordingly, Swisscom does not allocate and recognize revenue for these free access services. Swisscom offers these free access services mainly due to the increasing number of similar offers of its competitors.
The direct incremental costs associated with providing these free access services are negligible as the services are provided primarily using Swisscom’s available network and storage capacities.
There are no undelivered services related to free access services at the balance sheet date.
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Item 5: Operating and Financial Review and Prospects
Liquidity and Capital Resources
Capital Requirements, page 107
2.	We note your presentation of equity free cash flow. Since this measure appears to be a non-US GAAP or non-IFRS financial measure, you should revise to clearly indicate that fact. Further, please revise to disclose the following:
a.	A statement disclosing the reasons why you believe that presentation of this measure provides useful information to investors regarding your financial condition;

b.	To the extent material, a statement disclosing the additional purposes if any, for which you use this measure that are not otherwise disclosed.
Response:
Swisscom uses equity free cash flow to provide information to users of the financial statements about the amount that will be distributed to Swisscom’s shareholders in the following year in the form of dividend payments and share buy-backs.
Swisscom believes that presenting this measure provides investors with useful information in particular regarding the likely size of Swisscom’s share buy-back program. Swisscom does not use equity free cash flow for any other purpose.
To clarify the reason that this information is presented, we will expand the disclosure in future filings to include the following information:
“Equity free cash flow is a non-GAAP measure. Swisscom use equity free cash flow of a financial year as a measure of the amount that is, according to its stated return policy, to be distributed to Swisscom shareholders in the following year in the form of dividend payments and share buy-backs. Equity free cash flow is not a substitute for net cash provided by operating activities or other measures of cash flow under IFRS. Equity free cash flow as presented by Swisscom may not be comparable to measures with similar names presented by other companies. Swisscom believes that presenting this measure provides investors with useful information regarding the likely size of Swisscom’s share buy-back program.”
Item 15: Controls and Procedures, page 145
3.	In view of your risk factor disclosures on page 17, tell us how you reached the conclusion that your disclosure controls and procedures are effective. Further, briefly describe the nature of problematic areas identified for further attention and remediation.
Response:
Swisscom has implemented a comprehensive, multi-tiered set of controls and procedures to enable it to effectively gather, analyze and disclose the information it is required to disclose in the reports it files or submits under the Securities and Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. In connection with the implementation of the Sarbanes-Oxley Act of 2002 (“SOX”), Swisscom supplemented its existing disclosure controls and procedures by forming a disclosure committee and formalizing and documenting its internal processes. Swisscom’s disclosure committee reports to the audit committee of Swisscom’s Board of Directors, reviews the effectiveness and implementation of Swisscom’s disclosure controls and procedures at least once each year and, to the extent necessary, initiates any required improvements.
As part of its preparations for implementing SOX Section 404, Swisscom began reviewing and testing its internal controls over financial reporting. In connection with this review, Swisscom identified internal control deficiencies in the general areas of: revenue processes; general IT
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controls including change management, segregation of duties and access controls; and internal US GAAP know-how. Swisscom continues to evaluate these deficiencies and remedial action is taken as appropriate.
As part of the SOX Section 302 certification process, Swisscom’s CEO and CFO, together with the other members of Swisscom’s disclosure committee, considered what implications (if any) the deficiencies identified as part of the SOX Section 404 review had with regard to the effectiveness of Swisscom’s disclosure controls and procedures. Following a thorough review of the identified deficiencies and of Swisscom’s disclosure controls and procedures as a whole, Swisscom’s CEO, CFO and the other members of Swisscom’s disclosure committee concluded that the deficiencies identified above did not constitute a material weaknesses individually or in the aggregate and that Swisscom’s disclosure controls and procedures were effective.
Item 18: Financial Statements
Swisscom Consolidated cash flow statement, page F-5
4.	We note that the face of your cash flow statement presents your cash flow from operating activities beginning with “cash generated from operations” rather than adjusting your profit or loss for the effects of the items listed in paragraph 20 of IAS 7. Further, we note that you present such information in the notes to the financial statements in note 32. Please tell us why you believe your current presentation complies with IAS 7.
Response:
IAS 7 paragraph 20 provides guidance regarding the determination of net cash flow from operating activities under the indirect method and outlines items that are required to adjust profit and loss in order to determine net cash flow from operating activities. IAS 7 is silent as to whether the adjustments to profit and loss for the effects of the items listed in paragraph 20 should be presented on the face of the cash flow statement or disclosed separately in the footnotes.
Swisscom believes that all information required by IAS 7 is provided to readers of the financial statement in a manner consistent with IAS 7.

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Swisscom Consolidated statement of equity, page F-6
5.	We note your presentation of “Income and expenses recognized in consolidated equity”. Please tell us why you did not title this statement a “statement of recognized income and expense” to comply with paragraph 96 of IAS 1.
Response:
Swisscom will revise the title of this statement to a “statement of recognized income and expense” in future filings of the Annual Report on Form 20-F.
Note 2.6 Financial assets, page F-8
6.	We note that transaction costs relating to financial assets at fair value through profit or loss are expensed immediately under IFRS. Tell us whether and how this differs from your accounting under US GAAP.
Response:
There is no difference in our accounting for transaction costs related to financial assets at fair value through profit and loss under IFRS and US GAAP.
Paragraph 43 of IAS 39 Financial Instruments: Recognition and Measurement indicates that transaction costs should not be included in the initial carrying amount of the financial assets at fair value through profit and loss. SFAS 133 Accounting for Derivative Instruments and Hedging Activities is silent regarding the treatment of transaction costs, and therefore Swisscom adopted the same accounting policy under US GAAP as followed under IFRS.
The transaction costs relating to financial assets at fair value through profit or loss were negligible, e.g. less than CHF 0.1 million in 2005.

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Note 2.11 Other intangible assets, page F-10
7. Tell us and disclose your useful lives for mobile licenses and how they were determined.
Response:
Swisscom has purchased the rights to two mobile licenses, a GSM standard license obtained in October 2000 and a UMTS (Universal Mobile Telecommunications System) license obtained in December 2000. At December 31, 2005 the carrying value of these licenses was CHF 66 million
In October 2000, the Federal Communications Commmission (ComCom) offered additional frequencies for the provision of mobile telephony services based on the GSM standard. Swisscom paid CHF 70 million in connection with the application of this license and a concession of seven years was granted related to these additional frequencies. As a result, a useful life of 7 years was deemed to be appropriate and was allocated to this asset.
In December 2000, Swisscom acquired a UMTS license for CHF 50 million through an auction initialized by the Federal Communications Commmission. The license took effect on January 1, 2002 and is valid for 15 years. Swisscom launched its UMTS services in September 2004 and started amortizing the UMTS license from this date as it was the first point in time that the network was available for commercial use. As a result a useful life of 12 years was deemed to be appropriate and was allocated to this asset.
Swisscom also evaluates various factors such as regulatory issues to determine if the economic life of the asset is shorter than the contractual life and would adjust if necessary. The value of these licenses is not necessarily limited by technology as the license provides frequency spectrum that can be used with different technologies.
To clarify the useful lives related to mobile licenses and the manner in which they are determined in future filings of Swisscom’s Annual Report filed on Form 20-F we will include the following information:
“The useful lives and the amortization method of the assets are reviewed at least at each financial year-end. The useful lives of mobile licenses are based on the contractual life commencing when the network is available for use unless other information indicates that the life of the asset should be adjusted. The useful lives of the Company’s mobile licenses are as follows:

Mobile Licenses	Years
UMTS license	12

GSM license	7

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Note 2.16 Revenue recognition, page F-11
8.	Tell us how you determined that the connection fees are standalone transactions and that revenue recognition is appropriate under IAS 18.
Response:
Connection fees primarily relate to the activation of new fixed network lines (ISDN or PSTN) included within the segment Fixnet. These fees are non-refundable and the related customer contracts are for an unlimited period but cancellable with a notice period of 2 months. Connection fees also include installation fees for new customers in the area of corporate communication solutions. These fees are non-refundable and the contract terms are for an unlimited period but cancellable with a notice period of 1 month, if not explicitly defined in the individual contract.
In contrast to IFRS, where there is no specific guidance relating to connection fees, US GAAP provides detailed guidance. Swisscom follows SAB 101, as amended by SAB 104, to account for connection fees under U.S. GAAP and recognizes revenue on a straight-line basis over the estimated life of the customer relationship. SAB 101 allows companies to defer costs directly associated with revenue that has been deferred but Swisscom has elected not to defer any such costs.
According to IAS 18 paragraph 13, the recognition criteria in this standard are usually applied separately to each transaction and Swisscom concluded that the connection is a separable service. The contract duration is not specified and therefore, the outcome of the transaction that includes the connection fee cannot be estimated reliably. Swisscom’s accounting under IFRS for connection fees is also supported by examples included in the appendix of IAS 18 (i.e. example A.17) which indicates that in the event that a membership fee only permits access and all other services are paid for separately or if there is a separate subscription charge, revenue from such fees is recognized when no significant uncertainty as to its collectibility exists. Swisscom’s connection fee only permits access to its network and the customer has to pay separately a monthly subscription fee for its usage of Swisscom’s network. Collectibility of Swisscom’s connection fee is reasonably assured as it is paid at the time of the connection.
In 2006, Swisscom reviewed the 20-Fs that were filed by other European telecoms, most of whom adopted IFRS for the first time in 2005, and noticed that a number of them follow the process of deferring revenue over a period of time, which is consistent with the treatment in accordance with SAB 101. However, Swisscom also recognized that accounting policies in the European telecom industry regarding the recognition of connection fees is inconsistent, primarily as a result of the lack of specific guidance under IFRS.
Swisscom will continue to monitor industry practice and newly issued guidance from the IASB to ensure the presentation provides reliable and relevant information for users of the financial statements.

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9.	We note that you record revenue for long-term IT outsourcing contracts based on services provided to the customer. Provide us with more specific details of the nature of these contracts, the services you are providing and your revenue recognition policy. Further, tell us in detail how your policy complies with IAS 18. Describe any differences from US GAAP.
Response:
For the year ended December 31, 2005 revenues from long term outsourcing contracts represented less than 2% of consolidated revenues.
Outsourcing contracts are typically multi-year engagements between 2 and 10 years providing IT outsourcing and infrastructure services to clients. Contracts vary by client but are generally billed either on fixed price or unit-price or a combination thereof. Swisscom delivers variable levels of services to its contract partners, including for example:
-	Base services (engagement management, service level management, change management etc.)

-	IT service desk

-	Electronic workplace (operates servers, storage and backup; operate network; domain, file and print services; software distribution and release management etc.)

-	Operation and maintenance of ERP software (SAP etc.)

-	Customization and implementation projects

-	Telephony services (e.g. VoIP)
As disclosed in footnote 2.16 in the Annual Report filed on Form 20-F for the year ended December 31, 2005, revenue for long-term IT outsourcing contracts is recorded based on services provided to the customer. The actual development of costs incurred and invoices issued are not relevant when recording revenue. According to paragraph 25 IAS 18 Revenue, for practical purposes, when services are performed by an indeterminate number of acts over a specified period of time, revenue is recognized on a straight-line basis over the specified period unless there is evidence that some other method better represents the stage of completion. When a specific act is much more significant than any other acts, the recognition of revenue is postponed until the significant act is executed. As services related to Swisscom’s long-term IT outsourcing contracts are performed by an indeterminate number of acts over the contract period and no specific act is much more significant than any other act, revenue is recognized on a straight-line basis in accordance with IAS 18 paragraph 25.(previous sentence appears to be duplicated above.) For contracts with unit price elements service revenue is adjusted for volume changes.
According to IAS 18 paragraph 13, the recognition criteria in IAS 18 are usually applied separately to each transaction. However, in certain circumstances the recognition criteria are applied to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole, which we believe is the case for start-up and integration related revenue and costs of new IT outsourcing contracts. Therefore, revenue and expenses related to start-up and integration costs of new IT outsourcing contracts are deferred during the start-up and integration period and recognized evenly over the period outsourcing services are provided.
Start-up and integration costs mainly include costs for connecting the clients infrastructure to Swisscom’s IT network. These costs mainly consist of personnel expenses.
The contracts are assessed at the end of each period to evaluate if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. In accordance with IAS 18 paragraph 21 and paragraph 36 of IAS 11 Construction Contracts, if the direct attributable costs exceed the expected benefits to be received for an IT outsourcing contract, the difference is recognized immediately as an expense.

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Under certain contracts Swisscom acquires hardware and leases the hardware back to the customer. Under such arrangements, Swisscom has referred to the guidance in IFRIC 4 Determining whether an arrangement contains a lease under IFRS and EITF 01-08 Determining Whether an Arrangement Contains a Lease under US GAAP. There is no difference in the accounting for these elements under IFRS and US GAAP, both of which require Swisscom to separate the lease element and the service element and account for those separately in accordance with IAS 17, Accounting for Leases under IFRS or SFAS 13 Accounting for Leases under US GAAP. Revenue is recognized either over the life of the contract (in the case of an operating lease) or upon delivery to the customer (in the case of a finance lease).
We noted two major differences between IFRS and U.S. GAAP related to the IT long-term outsourcing contracts which are summarized in note 44.j on page F-60 of the financial statements in the Annual Report filed on Form 20-F for the year ended December 31, 2005:
1 – Contract losses:
IAS 18 paragraph 21 includes a reference to IAS 11 regarding recognition of service revenue. According to paragraph 21 of IAS 18, the requirements of IAS 11 are generally applicable to the recognition of revenue and the associated expenses for a transaction involving the rendering of services.
According to IAS 11 paragraph 36, the expected loss from a contract shall be recognized as an expense immediately when it is probable that total contract costs will exceed total contract revenue. As a result, Swisscom recorded a provision for the estimated contract losses of CHF 34 million as of December 31, 2005.
In assessing the appropriate guidance to address the IT outsourcing contracts under US GAAP, Swisscom considered the applicability of SOP 81-1, paragraph 12 states “Contracts covered by this statement of position are binding agreements between buyers and sellers in which the seller agrees, for compensation, to perform a service to the buyer’s specifications”. Further, paragraph 13 states “Contracts covered by this statement include, but are not limited to, the following:
-	Contracts in the construction industry, such as those of general building, heavy earth moving, dredging, demolition, design-build contractors, and specialty contractors (for example, mechanical, electrical, or paving).

-	Contracts to design and build ships and transport vessels.

-	Contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts

-	Contracts for construction consulting service, such as under agency contracts or construction management agreements.

-	Contracts for services performed by architects, engineers, or architectural or engineering design firms.”
Paragraph 11 of SOP 81-1 is read and applied on the basis that the only services that should be scoped into SOP 81-1 are those related to long-term construction or production-type contracts, not any and all services, and not those which constitute a typical ongoing outsourcing service arrangement. In addition, footnote 1 states, in part: “This statement is not intended to apply to service transactions that are defined in the FASB’s October 23, 1978 Invitation to Comment, Accounting for Certain Service Transactions.” The method used by Swisscom to record revenue is on a straight-line basis, as contemplated under SAB 101, as amended by SAB 104. However, this model does not address nor provide support for recognizing losses on arrangements as contemplated in SOP 81-1.
Swisscom’s understanding is that it is generally inappropriate to record impairments on executory contracts, including service transactions, unless the recording of such losses are prescribed in specific authoritative literature. There is no specific prescribed literature for such contracts and as a result we record in our income statement revenues when earned under the model noted above and costs when incurred such that losses are recognized over time. Accordingly the provision of CHF 34 million recorded under IFRS was reversed under U.S. GAAP.
2 – Costs for migration:

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Under IAS 11 paragraph 27, a contractor may have incurred contract costs that relate to future activity on the contract. Such contract costs are recognized as an asset provided it is probable that they will be recovered. As of December 31, 2005 Swisscom deferred CHF 18 million in such costs.
Under US GAAP start-up and integration costs related to IT outsourcing contracts may be deferred and released over the contract period consistent with the recognition of related revenue assuming that the overall arrangement is profitable, or expensed as incurred. Swisscom believes this is a policy election which should be disclosed and applied consistently. This is analogized to and consistent with related provisions of paragraph 5 of FAS 91 Nonrefundable Fees & Costs Associated with Originating or Acquiring Loans and initial Direct Costs of Leases, paragraph 4 of FTB 90-1 Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts and SAB Topic 13, 13.A.3.f)
With respect to such costs, Swisscom has elected to expense start-up, integration and installation costs as incurred for US GAAP purposes. Accordingly, Swisscom has reversed the start-up and integration costs in the amount of CHF 18 million that were deferred under IFRS.

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Note 37 Discontinued operation (debitel), page F-46
10.	We note that you agreed to grant guarantees to the buyer. Please tell us when you granted such guarantees and why you did not record a provision at December 31, 2004.
Response:
Swisscom granted the guarantees in connection with the sale of its investment in debitel. The closing date of the transaction was 8 June 2004. These guarantees included indemnities provided to the buyer of debitel for all tax risks relating to periods before the closing date of the transaction.
No provision was recorded at December 31, 2004 as Swisscom’s management believed that it was not probable — i.e. not more likely than not as defined by IAS 37 Provisions, Contingent Liabilities and Contingent Assets - that an outflow of resources related to this obligation would occur and the conditions of IAS 37 were not met. As the probability was assessed to be higher than remote, Swisscom disclosed a contingent liability related to these guarantees.
In September 2005, the German tax authorities initiated a tax audit for debitel’s German operations. At 31 December 2005, debitel was still in the process of undergoing this tax audit. Based on discussions with debitel’s management and the company’s tax advisors who were in contact with the tax auditors, Swisscom at this time determined it was probable that there would be an economic outflow related to a number of issues that were identified during the audit. Swisscom estimated the potential exposure as a result of the ongoing tax audit at approximately €30 million or CHF 50 million. The likelihood of loss on each of these issues was considered probable and Swisscom recorded a provision of CHF 50 million during 2005.
During 2006, Swisscom paid CHF 12 million in connection with this provision. As of June 30, 2006 based upon additional information, including discussions with the tax auditors the Company determined that CHF 32 million of the reserve could be reversed into income.

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Note 39. Significant subsidiaries and affiliated companies, page F-48
11.	We note that you consolidate your 40% interest in Worklink AG under IFRS. Tell us your accounting policy under US GAAP for this interest, including your basis in the accounting literature.
Response:
Presented below is a condensed balance sheet and income statement of Worklink for the period ended December 31, 2005 (CHF in millions):

Balance sheet
Current assets	10.7
Non-current assets	0.1
Current liabilities	12.2
Non-current liabilities	—

Shareholders’ equity	- 1.4

Income statement
Net revenue from external customers	10.7
Revenue from other group companies	4.5
Total revenue	15.2
Other income	62.0	1)
Operating expenses	— 77.2

Net result	—

1) Deficit covered by Swisscom
In 1999 Swisscom reached an agreement with the employee Unions that outlined the establishment of a “Beschäftigungsgesellschaft” or Employment Company. As a result of this, Worklink was incorporated in November 2000, where Swisscom obtained a 40% interest, the Employee Unions obtained a 30% interest and a third-party obtained the remaining 30% interest. The Unions and the third-party paid a capital contribution of CHF 60 thousand to the company. The purpose of Worklink was to create a place where employees who are made redundant from Swisscom and meet certain conditions regarding age and length of service should be transferred and offered work at companies other than Swisscom. Upon transferring to Worklink, these employees are guaranteed a salary, whether or not they are working, while an employee of Worklink. With the transfer of these employees to Worklink, Swisscom expected a reduction of its restructuring expenses by generating revenue through a dedicated company whose main purpose was to find work for displaced employees.
Swisscom does not have control over Worklink through either majority ownership or representation on the Board of Directors but has provided a guarantee for the annual deficit incurred by Worklink for an indefinite period.
FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities (FIN 46R) was adopted by Swisscom in 2004. According to paragraph 5, an entity shall be subject to consolidation according to the provisions of FIN 46R if certain conditions exist, such as the obligation to absorb the expected losses of the entity (paragraph 5.b.1) or if the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity (paragraph 5.c). According to paragraph 14 of FIN 46R, an enterprise (the “primary beneficiary”) shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.
In assessing the applicability of FIN 46R and the potential required to consolidate Worklink, Swisscom has considered the following key factors:
•	Worklink was incorporated on behalf of Swisscom and Swisscom bears all the risks and rewards related to Worklink, i.e. salary payments to Worklink’s employees.

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•	Worklink has been loss making since its incorporation. Personnel expenses of former Swisscom employees represent the majority of Worklink’s operating expenses and the company is not able to generate sufficient revenue to cover the personnel expenses incurred.

•	Due to its obligations, Swisscom has covered all of the deficits of Worklink since inception.
In 2006, Swisscom acquired the minority shareholdings for the original amount paid of CHF 60 thousand.
Based upon the information above and the guidance in FIN 46R, Swisscom has concluded it is appropriate to consolidate Worklink under US GAAP.
Note 43. Recent developments, page F-50
12.	We note that the Secretariat of the Competition Commission intends to propose to the Competition Commission that it impose a fine of at least CHF 489 million. We further note that you do not “believe it is likely that” the Competition Commission will be able to impose any sanctions and you have therefore not recorded a provision in your consolidated financial statements at December 31, 2005. Tell us in detail why you believe a provision is not required under IAS 37.
Response:
In cooperation with its legal advisors, Swisscom performed an assessment related to this case and, based on this assessment, came to the conclusion that it is more than remote but less than probable that sanctions will be imposed. In accordance with the provisions of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, when a contingency is more than remote, but not probable, such contingencies should be disclosed but not accrued.
As disclosed in Note 43 to the financial statements for the year ended December 31, 2005, and further described in Item 8 Financial Information – Legal Proceedings – Other Regulatory Proceedings in our Form 20-F for the year ended December 31, 2005, the Secretariat of the Competition Commission drafted a decision, according to which it believes that Swisscom Mobile has a market dominant position which it has abused by demanding disproportionately high mobile termination fees. The Secretariat has indicated that it intends to propose to the Competition Commission that it impose a fine of at least CHF 489 million and asked Swisscom Mobile to comment on the draft decision which it did on May 22, 2006.
On October 11, 2006 the Secretariat drafted a new decision that, to a large extent, confirms the Secretariat’s former position. The Secretariat has indicated that it still intends to suggest that the Competition Commission impose a fine of approximately CHF 489 million and asked Swisscom Mobile to comment on the draft decision by November 26, 2006. The Secretariat has not changed the reasoning underlying its position.
Swisscom expects the Competition Commission to follow the proposal of its Secretariat but the Appeals Commission for Competition Matters and the Federal Court will overturn this decision in favor of Swisscom.
In particular Swisscom believes that:
•	Swisscom Mobile does not have a market dominant position as it is not able to behave independently from other market players.

•	Swisscom Mobile’s termination rates were not abusive as its competitors established higher mobile termination rates and Swisscom Mobile made net payments to these mobile network operators, who benefit from both a higher fee and greater traffic volume.

•	In addition, the mobile termination market is not a separable market. The mobile termination is only a technical and logical element necessary for mobile communication and only the entire mobile communication market is a separable market.

•	The calculation of the actual amount of the fine was based on incorrect assumptions.

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Since the Secretariat has not changed its position, Swisscom still believes it is unlikely that sanctions will be imposed.
The process thereafter is as follows:
•	The Competition Commission will take a formal decision.
•	Should Swisscom not be in agreement with the decision taken by the Competition Commission, it will be able to appeal to the Appeals Commission for Competition Matters, the Competition Commission’s supervisory authority.
•	If the Appeals Commission for Competition Matters supports a decision that is unfavorable for Swisscom, Swisscom may appeal to the Federal Court as the final authority.
Swisscom management still believes, based in part upon the advice of legal counsel, it is more than remote but less than probable that sanctions will be imposed and has therefore not recognized a provision at September 30, 2006.

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44. Differences between International Financial Reporting Standards and US GAAP
m) Goodwill amortization and impairment, page F-60
13.	Please describe to us in detail the reasons for the difference in the goodwill balance relating to debitel between IFRS and US GAAP at the date of sale.
Response:
Included below is a summary of goodwill related to debitel included in Swisscom’s books:

CHF in millions	IFRS	U.S. GAAP	Note
Acquisition 74.2% share in debitel	3’360	3’181	1)
Amortization	(84)	(80)	2)
Currency translation adjustment	11	11
Balance at December 31, 1999	3’287	3’112
Amortization	(322)	(305)	2)
Currency translation adjustment	(170)	(160)	3)
Balance at December 31, 2000	2’795	2’647
Acquisition of additional 20% share in debitel	906	763	1)
Put options	0	(329)	4)
Amortization	(384)	(336)	2)
Impairment charge	(1’130)	0	5)
Currency translation adjustment	(102)	(93)	3)
Balance at December 31, 2001	2’085	2’652
Effects of first time application of SFAS 142	0	(1’649)	6)
Acquisition	9	6
Disposal of 2% share in debitel	(37)	(37)
Amortization	(277)	0	2)
Impairment charge	(702)	(985)	7)
Currency translation adjustment	(36)	(22)	3)
Balance at December 31, 2002	1’042	(35)
Amortization	(172)	0	2)
Impairment charge	(280)	0	7)
Currency translation adjustment	76	0	3)
Balance at December 31, 2003	666	(35)
Acquisition of additional shares in debitel	27	27
Amortization	(57)	0	2)
Currency translation adjustment 2)	(15)	0	3)
Balance at June 8, 2004	621	(8)
Amount of goodwill in debitel’s own books at date of sale	18	18
Total goodwill at date of sale	639	10

1)	The only difference in the purchase price allocation is related to the recognition of an intangible asset for debitel’s customer list under U.S. GAAP and the related tax effect. Under IAS 22 Business Combinations, which Swisscom applied at the time of the acquisition of its debitel shares, the recognition criteria for an intangible asset related to the customer list was not met. Under U.S. GAAP the recognition of an intangible asset for the customer list of CHF 370 million in 1999 and CHF 238 million in 2001 resulted in a reduced goodwill, which was partially offset by the recognition of a deferred tax liability of CHF 191 million in 1999 and CHF 95 million in 2001.

2)	The differences in the accounting basis resulted in different goodwill amortization charges under IFRS and U.S. GAAP Upon adoption of SFAS 142 on 1 January 2002, Swisscom ceased amortization of goodwill whereas under IFRS, amortization of goodwill continued.

3)	The differences in the currency translation adjustment were due to the different accounting basis.

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4)	At December 31, 2000, two shareholders had put options that allowed them to put shares of debitel to Swisscom. Under U.S. GAAP, the difference between the put price and the fair value was accounted for as a preferential dividend to the minority interest. As this transaction closed in October 1999, the guidance in EITF 00-4 Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in that Subsidiary was not followed. Upon exercise of the put options in 2001, the purchase price paid to acquire the minority interest was reduced under U.S. GAAP by the amount of the preferential dividend previously recorded in applying purchase accounting. Under IAS, there was no separate accounting for these financial instruments.

5)	In 2001, under IAS, the impairment analysis was based on the projected future cash flow discounted by the weighted average cost of capital. Before Swisscom adopted SFAS 142 Goodwill and other intangible assets at 1 January 2002, under U.S. GAAP, Swisscom applied the concepts of SFAS 121 Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be disposed of. As the undiscounted cash flows exceeded the carrying value of goodwill, no impairment was recorded under U.S. GAAP.

6)	Under SFAS 142 Goodwill and other intangible assets, which Swisscom adopted on 1 January 2002, goodwill was no longer amortized but was tested for impairment upon adoption. At January 1, 2002, Swisscom’s carrying value exceeded the fair value, which required the second step to be performed. Under the second step, an impairment charge is recorded for the amount that the carrying value exceeds the implied fair value. The implied fair value of goodwill is determined as if the acquisition of debitel took place on January 1, 2002. This process required Swisscom to allocate the fair value at that date to all of the assets and liabilities of debitel. The number of customers at debitel had increased significantly since the original purchase price allocation. Consequently, a greater portion of the fair value at January 1, 2002, was allocated to customer lists. As the overall fair value had declined and a greater percentage was allocated to customer lists, a smaller amount was attributed to the implied fair value of goodwill, and Swisscom recorded an impairment charge of CHF 1,649 million on adoption of SFAS 142 on January 1, 2002.

7)	The differences in the accounting basis resulted in different impairment charges under IFRS and U.S. GAAP in the accounting periods 2002 and 2003.

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p) Income taxes, page F-63
14.	Please tell us and disclose why you have recorded a valuation allowance under US GAAP. Further, discuss why there is no valuation allowance under IFRS.
Response:
Under SFAS 109, Accounting for Income Taxes, a deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years and carry-forwards. A valuation allowance is recognized if based on the weight of the available evidence it is more likely than not that a portion of the deferred tax asset will not be realized. Under IAS 12 Income Taxes, a deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the deductible temporary differences will be utilized. The difference between US GAAP and IFRS is US GAAP presents the gross temporary differences and reduces it by a valuation allowance to arrive at a net deferred tax asset while IFRS only presents the net deferred tax asset. With respect to Swisscom, there is no difference between the net carrying value of the deferred tax asset under IFRS and US GAAP other than the tax affect of other US GAAP adjustments.
Under US GAAP at December 31, 2005 the valuation allowance of CHF 51 million relates primarily to Eurospot companies. Eurospot is a start-up business throughout Europe, the losses of which can not be offset against Swisscom’s other profitable operations.
Swisscom acknowledges that
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or need any further information with respect to matters set forth in this letter, please contact Peter Burkhalter at +41 31 3427451 or Mario Rossi at +41 31 3421720.
Sincerely

/s/ Mario Rossi Mario Rossi Chief Financial Officer	/s/ Peter Burkhalter Peter Burkhalter Head of Group Accounting & Reporting

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